

November 6, 2014

Via E-mail
Raymond R. Quirk
Chief Executive Officer
New Remy Corp.
601 Riverside Avenue
Jacksonville, FL 32204

      Re: New Remy Corp.
               Registration Statement on Form S-1
               Filed October 10, 2014
               File No. 333-199291

Dear Mr. Quirk:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that New Remy Holdco Corp. has outstanding comments related to its registration statement on Form S-4 (File No. 333-199182) filed on October 6, 2014. Please note that all comments on the referenced Form S-4 and any subsequent amendments thereto, to the extent applicable this Form S-1, will need to be fully resolved and this Form S-1 will need to be revised to address such comments before we act on a request for acceleration of the effectiveness of this Form S-1.

2. Please revise to include a description of New Remy Corp.'s common stock as required by Item 202 of Regulation S-K and a description of transactions with related persons as required by Item 404 of Regulation S-K.

Cover Page of Prospectus

3. Please revise to disclose the number of shares of New Remy Corp. to be distributed in the spin-off as required by Item 501(b)(2) of Regulation S-K.

Material U.S. Federal Income Tax Consequences of the Transactions, page 132

4. We note your discussion of U.S. tax consequences in this section. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. It appears that a tax opinion would be required since the discussion includes tax consequences that would be material to investors. Please revise this section accordingly and the exhibit index to indicate that a tax opinion and consent of counsel will be filed. For guidance, please refer to Section III of Staff Legal Bulletin No. 19 dated October 14, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Robert S. Rachofsky
       Willkie Farr & Gallagher LLP